

03055190

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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
APR - 8 2003
1086

Wachovia Commercial Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0000850779
Registrant CIK Number

FOR Form 8-K dated April 8, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-48943
SEC file number, if available

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, 2003.

Wachovia Commercial Mortgage Securities, Inc.
(Registrant)

By: William J. Cohane
(Name and Title)
Name: William J. Cohane
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 2003, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

WBCMT 2003-C4

Period	Date	Group 1 Balance	Group 1 Sched Princ	A-1 Balance	A-1 Principal	A-2 Balance	A-2 Principal
0	10-Apr-03	641,845,697.78	-	80,500,000.00	-	374,075,00000	-
1	15-May-03	641,131,990.24	713,707.52	79,786,292.48	713,707.52	374,075,00000	-
2	15-Jun-03	640,506,868.39	625,121.85	79,161,170.63	625,121.85	374,075,00000	-
3	15-Jul-03	639,786,769.27	720,099.12	78,441,071.51	720,099.12	374,075,00000	-
4	15-Aug-03	639,155,015.01	631,754.27	77,809,317.25	631,754.27	374,075,00000	-
5	15-Sep-03	638,520,146.96	634,868.04	77,174,449.20	634,868.04	374,075,00000	-
6	15-Oct-03	637,790,563.74	729,583.23	76,444,865.98	729,583.23	374,075,00000	-
7	15-Nov-03	637,148,968.14	641,595.59	75,803,270.38	641,595.59	374,075,00000	-
8	15-Dec-03	636,412,838.37	736,129.78	75,067,140.61	736,129.78	374,075,00000	-
9	15-Jan-04	635,764,449.55	648,388.81	74,418,751.79	648,388.81	374,075,00000	-
10	15-Feb-04	635,082,229.41	682,220.14	73,736,531.65	682,220.14	374,075,00000	-
11	15-Mar-04	634,198,308.94	883,920.47	72,852,611.18	883,920.47	374,075,00000	-
12	15-Apr-04	633,503,561.83	694,747.11	72,157,864.07	694,747.11	374,075,00000	-
13	15-May-04	632,708,881.49	794,680.34	71,363,183.73	794,680.34	374,075,00000	-
14	15-Jun-04	632,006,806.05	702,075.44	70,661,108.29	702,075.44	374,075,00000	-
15	15-Jul-04	631,204,994.83	801,811.22	69,859,297.07	801,811.22	374,075,00000	-
16	15-Aug-04	630,495,519.67	709,475.16	69,149,821.91	709,475.16	374,075,00000	-
17	15-Sep-04	629,764,578.37	730,941.31	68,418,880.61	730,941.31	374,075,00000	-
18	15-Oct-04	628,931,283.59	833,294.77	67,585,585.83	833,294.77	374,075,00000	-
19	15-Nov-04	628,192,654.78	738,628.81	66,846,957.02	738,628.81	374,075,00000	-
20	15-Dec-04	627,351,878.79	840,775.00	66,006,182.03	840,775.00	374,075,00000	-
21	15-Jan-05	626,605,488.68	746,391.11	65,259,790.92	746,391.11	374,075,00000	-
22	15-Feb-05	625,855,430.08	750,058.60	64,509,732.32	750,058.60	374,075,00000	-
23	15-Mar-05	624,802,046.92	1,053,383.16	63,456,349.16	1,053,383.16	374,075,00000	-
24	15-Apr-05	624,039,760.33	762,286.59	62,694,062.57	762,286.59	374,075,00000	-
25	15-May-05	623,175,252.16	864,508.17	61,829,554.40	864,508.17	374,075,00000	-
26	15-Jun-05	622,404,969.39	770,282.77	61,059,271.63	770,282.77	374,075,00000	-
27	15-Jul-05	621,532,680.67	872,288.72	60,186,982.91	872,288.72	374,075,00000	-
28	15-Aug-05	620,754,323.92	778,356.75	59,408,626.16	778,356.75	374,075,00000	-
29	15-Sep-05	619,972,141.95	782,181.97	58,626,444.19	782,181.97	374,075,00000	-
30	15-Oct-05	619,088,274.78	883,867.17	57,742,577.02	883,867.17	374,075,00000	-
31	15-Nov-05	618,297,903.04	790,371.74	56,952,205.28	790,371.74	374,075,00000	-
32	15-Dec-05	617,406,066.96	891,836.09	56,060,369.20	891,836.09	374,075,00000	-
33	15-Jan-06	616,607,425.76	798,641.20	55,261,727.99	798,641.20	374,075,00000	-
34	15-Feb-06	615,804,859.29	802,566.47	54,459,161.53	802,566.47	374,075,00000	-
35	15-Mar-06	614,706,775.20	1,098,084.09	53,361,077.44	1,098,084.09	374,075,00000	-
36	15-Apr-06	613,894,861.73	811,913.47	52,549,163.97	811,913.47	374,075,00000	-
37	15-May-06	612,982,065.17	912,796.56	51,636,367.41	912,796.56	374,075,00000	-
38	15-Jun-06	612,161,672.57	820,392.60	50,815,974.81	820,392.60	374,075,00000	-
39	15-Jul-06	611,240,625.54	921,047.03	49,894,927.78	921,047.03	374,075,00000	-
40	15-Aug-06	610,411,671.28	828,954.26	49,065,973.52	828,954.26	374,075,00000	-
41	15-Sep-06	609,578,642.21	833,029.07	48,232,944.45	833,029.07	374,075,00000	-
42	15-Oct-06	608,645,299.37	933,342.84	47,299,601.61	933,342.84	374,075,00000	-
43	15-Nov-06	607,803,585.66	841,713.71	46,457,887.90	841,713.71	374,075,00000	-

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8

Series 24

Period	Date	Group 1 Balance	Group 1 Sched Princ	A-1 Balance	A-1 Principal	A-2 Balance	A-2 Principal
44	15-Dec-06	606,861,792.38	941,793.28	45,516,094.62	941,793.28	374,075,00000	-
45	15-Jan-07	606,011,309.50	850,482.88	44,665,611.74	850,482.88	374,075.00000	-
46	15-Feb-07	605,156,645.60	854,663.89	43,810,947.84	854,663.89	374,075,00000	-
47	15-Mar-07	604,011,193.62	1,145,451.99	42,665,495.86	1,145,451.99	374,075,00000	-
48	15-Apr-07	603,146,692.06	864,501.56	41,800,994.30	864,501.56	374,075.00000	-
49	15-May-07	602,182,725.81	963,966.24	40,837,028.05	963,966.24	374,075,00000	-
50	15-Jun-07	601,309,233.24	873,492.57	39,963,535.48	873,492.57	374,075,00000	-
51	15-Jul-07	600,336,518.46	972,714.78	38,990,820.70	972,714.78	374,075,00000	-
52	15-Aug-07	599,453,947.35	882,571.11	38,108,249.59	882,571.11	374,075,00000	-
53	15-Sep-07	598,567,036.90	886,910.45	37,221,339.14	886,910.45	374,075,00000	-
54	15-Oct-07	597,581,265.98	985,770.92	36,235,568.22	985,770.92	374,075,00000	-
55	15-Nov-07	596,685,146.38	896,119.60	35,339,448.62	896,119.60	374,075,00000	-
56	15-Dec-07	595,690,414.67	994,731.71	34,344,716.91	994,731.71	374,075,00000	-
57	15-Jan-08	582,612,739.71	13,077,674.96	21,267,041.95	13,077,674.96	374,075.00000	-
58	15-Feb-08	517,508,528.63	65,104,211.08	-	21,267,041.95	330,237,83087	43,837,169.13
59	15-Mar-08	494,566,380.32	22,942,148.31			307,295,68256	22,942,148.31
60	15-Apr-08	466,958,635.14	27,607,745.18			279,687,93738	27,607,745.18
61	15-May-08	466,137,317.32	821,317.83			278,866,61956	821,317.83
62	15-Jun-08	465,386,788.08	750,529.24			278,116,09032	750,529.24
63	15-Jul-08	464,557,871.03	828,917.04			277,287,17327	828,917.04
64	15-Aug-08	463,799,456.28	758,414.75			276,528,75852	758,414.75
65	15-Sep-08	463,037,255.74	762,200.54			275,766,55798	762,200.54
66	15-Oct-08	462,196,979.92	840,275.82			274,926,28216	840,275.82
67	15-Nov-08	461,426,778.57	770,201.35			274,156,08081	770,201.35
68	15-Dec-08	460,578,716.26	848,062.30			273,308,01850	848,062.30
69	15-Jan-09	459,800,435.06	778,281.20			272,529,73730	778,281.20
70	15-Feb-09	459,018,268.61	782,166.45			271,747,57085	782,166.45
71	15-Mar-09	458,011,289.94	1,006,978.67			270,740,59218	1,006,978.67
72	15-Apr-09	457,220,187.24	791,102.70			269,949,48948	791,102.70
73	15-May-09	456,351,783.84	868,403.41			269,081,08608	868,403.41
74	15-Jun-09	455,552,394.77	799,389.07			268,281,69701	799,389.07
75	15-Jul-09	454,675,926.98	876,467.79			267,405,22922	876,467.79
76	15-Aug-09	453,868,169.68	807,757.30			266,597,47192	807,757.30
77	15-Sep-09	453,056,379.52	811,790.16			265,785,68176	811,790.16
78	15-Oct-09	452,167,842.75	888,536.77			264,897,14499	888,536.77
79	15-Nov-09	451,347,561.83	820,280.92			264,076,86407	820,280.92
80	15-Dec-09	450,011,293.06	1,336,268.77			262,740,59530	1,336,268.77
81	15-Jan-10	419,971,601.61	30,039,691.45			232,700,90385	30,039,691.45
82	15-Feb-10	419,183,603.16	787,998.45			231,912,90540	787,998.45
83	15-Mar-10	413,326,267.59	5,857,335.57			226,055,56983	5,857,335.57
84	15-Apr-10	412,541,326.97	784,940.63			225,270,62921	784,940.63
85	15-May-10	411,685,985.68	855,341.29			224,415,28792	855,341.29
86	15-Jun-10	410,892,825.69	793,159.99			223,622,12793	793,159.99
87	15-Jul-10	410,029,484.76	863,340.93			222,758,78700	863,340.93
88	15-Aug-10	409,228,023.92	801,460.83			221,957,32616	801,460.83
89	15-Sep-10	408,422,547.55	805,476.38			221,151,84979	805,476.38
90	15-Oct-10	407,547,219.40	875,328.15			220,276,52164	875,328.15
91	15-Nov-10	406,733,320.09	813,899.30			219,462,62233	813,899.30
92	15-Dec-10	405,849,794.19	883,525.90			218,579,09643	883,525.90

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8

Series 24

WBCMT 2003-C4

Period	Date	Group 1 Balance	Group 1 Sched Princ	A-1 Balance	A-1 Principal	A-2 Balance	A-2 Principal
93	15-Jan-11	405,027,388.46	822,405.73			217,756,69070	822,405.73
94	15-Feb-11	400,676,655.36	4,350,733.09			213,405,95762	4,350,733.09
95	15-Mar-11	399,661,816.57	1,014,838.81			212,391,11881	1,014,838.81
96	15-Apr-11	398,835,698.79	826,117.78			211,565,00103	826,117.78
97	15-May-11	397,941,127.02	894,571.76			210,670,42926	894,571.76
98	15-Jun-11	397,106,381.03	834,746.00			209,835,68327	834,746.00
99	15-Jul-11	396,203,411.65	902,969.38			208,932,71389	902,969.38
100	15-Aug-11	395,359,951.85	843,459.80			208,089,25409	843,459.80
101	15-Sep-11	394,512,283.07	847,688.78			207,241,56531	847,688.78
102	15-Oct-11	393,596,696.72	915,566.35			206,325,99896	915,566.35
103	15-Nov-11	392,740,165.75	856,530.97			205,469,46799	856,530.97
104	15-Dec-11	391,815,993.53	924,172.22			204,545,29577	924,172.22
105	15-Jan-12	390,950,532.66	865,460.87			203,679,83490	865,460.87
106	15-Feb-12	390,080,732.21	869,800.45			202,810,03445	869,800.45
107	15-Mar-12	389,080,719.76	1,000,012.45			201,810,02200	1,000,012.45
108	15-Apr-12	388,201,540.96	879,178.80			200,930,84320	879,178.80
109	15-May-12	387,255,326.32	946,214.64			199,984,62856	946,214.64
110	15-Jun-12	386,366,992.93	888,333.39			199,096,295.17	888,333.39
111	15-Jul-12	385,411,868.39	955,124.54			198,141,17063	955,124.54
112	15-Aug-12	384,514,289.59	897,578.80			197,243,59183	897,578.80
113	15-Sep-12	383,612,209.72	902,079.87			196,341,51196	902,079.87
114	15-Oct-12	382,643,706.03	968,503.69			195,373,00827	968,503.69
115	15-Nov-12	377,915,886.65	4,727,819.38			190,645,18889	4,727,819.38
116	15-Dec-12	360,892,122.37	17,023,764.28			173,621,42461	17,023,764.28
117	15-Jan-13	311,580,352.91	49,311,769.46			124,309,655.15	49,311,769.46
118	15-Feb-13	225,299,738.28	86,280,614.63			38,029,040.52	86,280,614.63
119	15-Mar-13	106,713,133.36	118,586,604.91			-	38,029,040.52
120	15-Apr-13	9,148,464.97	97,564,668.39				
121	15-May-13	9,047,929.32	100,535.65				
122	15-Jun-13	8,948,169.66	99,760.66				
123	15-Jul-13	8,846,667.46	101,492.20				
124	15-Aug-13	8,745,911.30	100,756.16				
125	15-Sep-13	8,644,661.38	101,249.92				
126	15-Oct-13	8,541,719.88	102,941.50				
127	15-Nov-13	8,439,469.05	102,250.83				
128	15-Dec-13	8,335,547.60	103,921.45				
129	15-Jan-14	8,232,286.12	103,261.48				
130	15-Feb-14	8,128,518.56	103,767.56				
131	15-Mar-14	8,020,851.49	107,667.07				
132	15-Apr-14	7,916,046.96	104,804.53				
133	15-May-14	7,809,625.34	106,421.62				
134	15-Jun-14	7,703,785.30	105,840.04				
135	15-Jul-14	7,596,349.86	107,435.44				
136	15-Aug-14	7,489,464.22	106,886.64				
137	15-Sep-14	7,382,054.66	107,409.55				
138	15-Oct-14	7,273,082.59	108,972.06				
139	15-Nov-14	7,164,612.16	108,470.43				
140	15-Dec-14	7,054,601.44	110,010.72				

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8

Series 24

Period	Date	Group 1 Balance	Group 1 Sched Princ	A-1 Balance	A-1 Principal	A-2 Balance	A-2 Principal
141	15-Jan-15	6,945,059.81	109,541.63				
142	15-Feb-15	6,834,981.20	110,078.61				
143	15-Mar-15	6,721,462.06	113,519.14				
144	15-Apr-15	6,610,286.67	111,175.38				
145	15-May-15	6,497,627.76	112,658.92				
146	15-Jun-15	6,385,354.83	112,272.93				
147	15-Jul-15	6,271,621.39	113,733.44				
148	15-Aug-15	6,158,240.24	113,381.15				
149	15-Sep-15	6,044,303.21	113,937.03				
150	15-Oct-15	5,928,940.56	115,362.65				
151	15-Nov-15	5,813,879.10	115,061.46				
152	15-Dec-15	5,697,415.61	116,463.49				
153	15-Jan-16	5,581,218.76	116,196.84				
154	15-Feb-16	5,464,452.19	116,766.58				
155	15-Mar-16	5,345,525.64	118,926.55				
156	15-Apr-16	5,227,602.99	117,922.65				
157	15-May-16	5,108,338.38	119,264.61				
158	15-Jun-16	4,989,252.49	119,085.89				
159	15-Jul-16	4,868,849.06	120,403.43				
160	15-Aug-16	4,748,588.59	120,260.46				
161	15-Sep-16	4,627,738.39	120,850.20				
162	15-Oct-16	4,505,607.69	122,130.70				
163	15-Nov-16	4,383,565.73	122,041.96				
164	15-Dec-16	4,260,268.31	123,297.42				
165	15-Jan-17	4,137,023.00	123,245.32				
166	15-Feb-17	4,013,173.25	123,849.75				
167	15-Mar-17	3,886,885.83	126,287.42				
168	15-Apr-17	3,761,808.78	125,077.05				
169	15-May-17	3,635,540.07	126,268.71				
170	15-Jun-17	3,509,230.10	126,309.97				
171	15-Jul-17	3,381,754.38	127,475.72				
172	15-Aug-17	3,254,199.47	127,554.91				
173	15-Sep-17	3,126,018.92	128,180.55				
174	15-Oct-17	2,996,711.93	129,306.99				
175	15-Nov-17	2,867,268.22	129,443.71				
176	15-Dec-17	2,736,724.64	130,543.58				
177	15-Jan-18	2,606,005.47	130,719.17				
178	15-Feb-18	2,474,645.07	131,360.40				
179	15-Mar-18	2,283,806.11	190,838.96				
180	15-Apr-18	2,216,401.17	67,404.94				
181	15-May-18	2,148,274.16	68,127.01				
182	15-Jun-18	2,080,177.71	68,096.45				
183	15-Jul-18	2,011,378.08	68,799.64				
184	15-Aug-18	1,942,593.11	68,784.95				
185	15-Sep-18	1,873,437.17	69,145.94				
186	15-Oct-18	1,803,616.70	69,820.47				
187	15-Nov-18	1,733,761.67	69,855.03				
188	15-Dec-18	1,663,251.47	70,510.20				

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8

Series 24

Period	Date	Group 1 Balance	Sched Princ	A-1 Balance	Principal	A-2 Balance	Principal
189	15-Jan-19	1,582,680.19	70,571.28				
190	15-Feb-19	1,521,148.84	70,931.36				
191	15-Mar-19	1,449,065.49	72,083.35				
192	15-Apr-19	1,414,565.56	35,099.93				
193	15-May-19	1,379,030.70	35,534.86				
194	15-Jun-19	1,343,550.36	35,480.35				
195	15-Jul-19	1,307,646.36	35,904.99				
196	15-Aug-19	1,271,780.55	35,864.81				
197	15-Sep-19	1,235,722.58	36,057.97				
198	15-Oct-19	1,199,255.60	36,466.98				
199	15-Nov-19	1,162,807.04	36,448.56				
200	15-Dec-19	1,125,960.03	36,847.01				
201	15-Jan-20	1,089,116.72	36,843.31				
202	15-Feb-20	1,052,074.98	37,041.74				
		1,014,467.92	37,607.06				
		977,024.15	37,443.77				
		939,208.85	37,815.31				
		901,359.75	37,849.09				
		863,150.08	38,209.67				
		824,891.36	38,258.72				
		786,426.59	38,464.77				
		747,617.89	38,808.69				
		708,736.95	38,880.94				
		669,523.34	39,213.61				
		630,221.80	39,301.54				
		590,708.60	39,513.20				
		550,674.32	40,034.28				
		510,732.69	39,941.62				
		470,487.09	40,245.60				
		430,113.61	40,373.48				
		389,447.82	40,665.78				
		348,637.88	40,809.94				
		307,610.29	41,027.59				
		287,831.93	19,778.36				
		268,000.37	19,831.57				
		248,015.05	19,985.32				
		227,968.50	20,046.55				
		207,813.72	20,154.78				
		187,441.54	20,372.18				
		167,067.95	20,373.59				
		146,555.26	20,512.69				
		125,960.92	20,594.34				
		105,233.44	20,727.47				
		84,416.00	20,817.45				
		63,486.15	20,929.84				
		42,432.25	21,053.90				
		21,275.73	21,156.52				
			21,275.73				

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8

Series 24

WBCMT 2003-C4

Period	Date	Group 1 Collateral Cashflows		A-1 Tranche Cashflows		A-2 Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
0	10-Apr-03	641,845,697.76	-	80,500,000.00	-	374,075,000.00	-
1	15-May-03	641,131,990.24	713,707.52	79,786,292.48	713,707.52	374,075,000.00	-
2	15-Jun-03	640,506,868.39	625,121.85	79,161,170.63	625,121.85	374,075,000.00	-
3	15-Jul-03	639,786,769.27	720,099.12	78,441,071.51	720,099.12	374,075,000.00	-
4	15-Aug-03	639,155,015.01	631,754.27	77,809,317.25	631,754.27	374,075,000.00	-
5	15-Sep-03	638,520,146.96	634,868.04	77,174,449.20	634,868.04	374,075,000.00	-
6	15-Oct-03	637,790,563.74	729,583.23	76,444,865.98	729,583.23	374,075,000.00	-
7	15-Nov-03	637,148,968.14	641,595.59	75,803,270.38	641,595.59	374,075,000.00	-
8	15-Dec-03	636,412,838.37	736,129.78	75,067,140.61	736,129.78	374,075,000.00	-
9	15-Jan-04	635,764,449.55	648,388.81	74,418,751.79	648,388.81	374,075,000.00	-
10	15-Feb-04	635,082,229.41	682,220.14	73,736,531.65	682,220.14	374,075,000.00	-
11	15-Mar-04	634,198,308.94	883,920.47	72,852,611.18	883,920.47	374,075,000.00	-
12	15-Apr-04	633,503,561.83	694,747.11	72,157,864.07	694,747.11	374,075,000.00	-
13	15-May-04	632,708,881.48	794,680.34	71,363,183.73	794,680.34	374,075,000.00	-
14	15-Jun-04	632,006,806.05	702,075.44	70,661,108.29	702,075.44	374,075,000.00	-
15	15-Jul-04	631,204,994.83	801,811.22	69,859,297.07	801,811.22	374,075,000.00	-
16	15-Aug-04	630,495,519.67	709,475.16	69,149,821.91	709,475.16	374,075,000.00	-
17	15-Sep-04	629,764,578.37	730,941.31	68,418,880.61	730,941.31	374,075,000.00	-
18	15-Oct-04	628,931,283.60	833,294.77	67,585,585.83	833,294.77	374,075,000.00	-
19	15-Nov-04	628,192,654.78	738,628.81	66,846,957.02	738,628.81	374,075,000.00	-
20	15-Dec-04	627,351,879.78	840,775.00	66,006,182.03	840,775.00	374,075,000.00	-
21	15-Jan-05	626,605,488.68	746,391.11	65,259,790.92	746,391.11	374,075,000.00	-
22	15-Feb-05	625,855,430.08	750,058.60	64,509,732.32	750,058.60	374,075,000.00	-
23	15-Mar-05	624,802,046.92	1,053,383.16	63,456,349.16	1,053,383.16	374,075,000.00	-
24	15-Apr-05	624,039,760.33	762,286.59	62,694,062.57	762,286.59	374,075,000.00	-
25	15-May-05	623,175,252.16	864,508.17	61,829,554.40	864,508.17	374,075,000.00	-
26	15-Jun-05	622,404,969.38	770,282.77	61,059,271.63	770,282.77	374,075,000.00	-
27	15-Jul-05	621,532,680.67	872,288.72	60,186,982.91	872,288.72	374,075,000.00	-
28	15-Aug-05	620,754,323.92	778,356.75	59,408,626.16	778,356.75	374,075,000.00	-
29	15-Sep-05	619,972,141.96	782,181.97	58,626,444.19	782,181.97	374,075,000.00	-
30	15-Oct-05	619,088,274.79	883,867.17	57,742,577.02	883,867.17	374,075,000.00	-
31	15-Nov-05	618,297,903.04	790,371.74	56,952,205.28	790,371.74	374,075,000.00	-
32	15-Dec-05	617,406,066.96	891,836.09	56,060,369.20	891,836.09	374,075,000.00	-
33	15-Jan-06	616,607,425.75	798,641.20	55,261,727.99	798,641.20	374,075,000.00	-
34	15-Feb-06	615,804,859.29	802,566.47	54,459,161.53	802,566.47	374,075,000.00	-
35	15-Mar-06	614,706,775.20	1,098,084.09	53,361,077.44	1,098,084.09	374,075,000.00	-
36	15-Apr-06	613,894,861.73	811,913.47	52,549,163.97	811,913.47	374,075,000.00	-
37	15-May-06	612,982,065.17	912,796.56	51,636,367.41	912,796.56	374,075,000.00	-
38	15-Jun-06	612,161,672.57	820,392.60	50,815,974.81	820,392.60	374,075,000.00	-
39	15-Jul-06	611,240,625.54	921,047.03	49,894,927.78	921,047.03	374,075,000.00	-
40	15-Aug-06	610,411,671.28	828,954.26	49,065,973.52	828,954.26	374,075,000.00	-
41	15-Sep-06	609,578,642.21	833,029.07	48,232,944.45	833,029.07	374,075,000.00	-
42	15-Oct-06	608,645,299.37	933,342.84	47,299,601.61	933,342.84	374,075,000.00	-
43	15-Nov-06	607,803,585.66	841,713.71	46,457,887.90	841,713.71	374,075,000.00	-
44	15-Dec-06	606,861,792.38	941,793.28	45,516,094.62	941,793.28	374,075,000.00	-
45	15-Jan-07	606,011,309.50	850,482.88	44,665,611.74	850,482.88	374,075,000.00	-
46	15-Feb-07	605,156,645.60	854,663.89	43,810,947.84	854,663.89	374,075,000.00	-
47	15-Mar-07	604,011,193.62	1,145,451.99	42,665,495.86	1,145,451.99	374,075,000.00	-
48	15-Apr-07	603,146,692.06	864,501.56	41,800,994.30	864,501.56	374,075,000.00	-
49	15-May-07	602,182,725.81	963,966.24	40,837,028.05	963,966.24	374,075,000.00	-
50	15-Jun-07	601,309,233.24	873,492.57	39,963,535.48	873,492.57	374,075,000.00	-
51	15-Jul-07	600,336,518.46	972,714.78	38,990,820.70	972,714.78	374,075,000.00	-
52	15-Aug-07	599,453,947.36	882,571.11	38,108,249.59	882,571.11	374,075,000.00	-
53	15-Sep-07	598,567,036.90	886,910.45	37,221,339.14	886,910.45	374,075,000.00	-
54	15-Oct-07	597,581,265.98	985,770.92	36,235,568.22	985,770.92	374,075,000.00	-

Period	Date	B Tranche Cashflows		C Tranche Cashflows		D Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
0	10-Apr-03	34,556,000.00	0	11,147,000.00	0	22,294,000.00	0
1	15-May-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
2	15-Jun-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
3	15-Jul-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
4	15-Aug-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
5	15-Sep-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
6	15-Oct-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
7	15-Nov-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
8	15-Dec-03	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
9	15-Jan-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
10	15-Feb-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
11	15-Mar-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
12	15-Apr-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
13	15-May-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
14	15-Jun-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
15	15-Jul-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
16	15-Aug-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
17	15-Sep-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
18	15-Oct-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
19	15-Nov-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
20	15-Dec-04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
21	15-Jan-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
22	15-Feb-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
23	15-Mar-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
24	15-Apr-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
25	15-May-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
26	15-Jun-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
27	15-Jul-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
28	15-Aug-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
29	15-Sep-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
30	15-Oct-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
31	15-Nov-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
32	15-Dec-05	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
33	15-Jan-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
34	15-Feb-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
35	15-Mar-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
36	15-Apr-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
37	15-May-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
38	15-Jun-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
39	15-Jul-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
40	15-Aug-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
41	15-Sep-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
42	15-Oct-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
43	15-Nov-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
44	15-Dec-06	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
45	15-Jan-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
46	15-Feb-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
47	15-Mar-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
48	15-Apr-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
49	15-May-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
50	15-Jun-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
51	15-Jul-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
52	15-Aug-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
53	15-Sep-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
54	15-Oct-07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8 ____

Series 24 ____

WBCMT 2003-C4

Period	Date	Group 1 Collateral Cashflows		A-1 Tranche Cashflows		A-2 Tranche Cashflows		B Tranche Cashflows		C Tranche Cashflows		D Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
55	15-Nov-07	596,885,146.38	898,119.80	35,339,448.62	898,119.80	374,075,000.00	-	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
56	15-Dec-07	595,830,414.87	994,731.71	34,344,716.91	994,731.71	374,075,000.00	-	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
57	15-Jan-08	582,812,739.71	13,077,674.96	21,267,041.95	13,077,674.96	374,075,000.00	-	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
58	15-Feb-08	517,608,528.63	65,104,211.08	-	21,267,041.95	330,237,830.87	43,837,169.13	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
59	15-Mar-08	494,506,380.32	22,942,148.31			307,295,682.56	22,942,148.31	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
60	15-Apr-08	466,858,635.14	27,607,745.18			279,687,937.38	27,607,745.18	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
61	15-May-08	466,137,317.32	821,317.83			278,866,619.56	821,317.83	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
62	15-Jun-08	465,386,788.08	750,529.24			278,116,090.32	750,529.24	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
63	15-Jul-08	464,557,871.03	828,917.04			277,287,173.27	828,917.04	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
64	15-Aug-08	463,799,456.28	758,414.75			276,528,758.52	758,414.75	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
65	15-Sep-08	463,037,255.74	762,200.54			275,766,557.88	762,200.54	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
66	15-Oct-08	462,196,979.92	840,275.82			274,926,282.16	840,275.82	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
67	15-Nov-08	461,426,778.57	770,201.35			274,156,080.81	770,201.35	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
68	15-Dec-08	460,578,716.28	848,062.30			273,308,018.50	848,062.30	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
69	15-Jan-09	459,800,435.08	778,281.20			272,529,737.30	778,281.20	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
70	15-Feb-09	459,018,268.61	782,166.45			271,747,570.85	782,166.45	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
71	15-Mar-09	458,011,289.94	1,006,978.67			270,740,592.18	1,006,978.67	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
72	15-Apr-09	457,220,187.24	791,102.70			269,949,489.48	791,102.70	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
73	15-May-09	456,361,783.84	868,403.41			269,081,086.08	868,403.41	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
74	15-Jun-09	455,552,394.77	799,389.07			268,281,697.01	799,389.07	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
75	15-Jul-09	454,676,926.98	876,467.79			267,405,229.22	876,467.79	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
76	15-Aug-09	453,868,169.48	807,757.30			266,597,471.92	807,757.30	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
77	15-Sep-09	453,056,378.52	811,790.16			265,785,681.76	811,790.16	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
78	15-Oct-09	452,167,842.75	888,536.77			264,897,144.99	888,536.77	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
79	15-Nov-09	451,347,561.83	820,280.92			264,076,864.07	820,280.92	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
80	15-Dec-09	450,011,293.06	1,336,268.77			262,740,595.30	1,336,268.77	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
81	15-Jan-10	419,971,601.61	30,039,691.45			232,700,903.85	30,039,691.45	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
82	15-Feb-10	419,183,608.16	787,998.45			231,912,905.40	787,998.45	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
83	15-Mar-10	413,326,267.59	5,857,336.57			226,055,569.83	5,857,335.57	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
84	15-Apr-10	412,541,326.97	784,940.63			225,270,629.21	784,940.63	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
85	15-May-10	411,685,985.68	855,341.29			224,415,287.92	855,341.29	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
86	15-Jun-10	410,892,826.69	793,159.99			223,622,127.93	793,159.99	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
87	15-Jul-10	410,029,484.76	863,340.93			222,758,787.00	863,340.93	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
88	15-Aug-10	409,228,023.92	801,460.83			221,957,326.16	801,460.83	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
89	15-Sep-10	408,422,547.55	805,476.38			221,151,849.79	805,476.38	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
90	15-Oct-10	407,547,219.40	875,328.15			220,276,521.64	875,328.15	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
91	15-Nov-10	406,733,320.08	813,899.30			219,462,622.33	813,899.30	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
92	15-Dec-10	405,849,794.18	883,525.90			218,579,096.43	883,525.90	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
93	15-Jan-11	405,027,388.45	822,405.73			217,756,690.70	822,405.73	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
94	15-Feb-11	400,676,655.36	4,350,733.09			213,405,957.62	4,350,733.09	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
95	15-Mar-11	399,661,816.57	1,014,838.81			212,391,118.81	1,014,838.81	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
96	15-Apr-11	398,835,698.79	826,117.78			211,565,001.03	826,117.78	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
97	15-May-11	397,941,127.02	894,571.76			210,670,429.26	894,571.76	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
98	15-Jun-11	397,106,381.03	834,746.00			209,835,683.27	834,746.00	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
99	15-Jul-11	396,203,411.65	902,969.38			208,932,713.89	902,969.38	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
100	15-Aug-11	395,359,951.85	843,459.80			208,089,254.09	843,459.80	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
101	15-Sep-11	394,512,263.07	847,688.78			207,241,565.31	847,688.78	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
102	15-Oct-11	393,596,696.72	915,566.35			206,325,998.96	915,566.35	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
103	15-Nov-11	392,740,165.76	856,530.97			205,469,467.99	856,530.97	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
104	15-Dec-11	391,815,993.53	924,172.22			204,545,295.77	924,172.22	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
105	15-Jan-12	390,950,832.06	865,460.87			203,679,834.90	865,460.87	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8 ________

Series 24 ________

WBCMT 2003-C4

Period	Date	Group 1 Collateral Cashflows		A-1 Tranche Cashflows		A-2 Tranche Cashflows		B Tranche Cashflows		C Tranche Cashflows		D Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
106	15-Feb-12	390,080,732.21	869,800.45			202,810,034.45	869,800.45	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
107	15-Mar-12	389,080,719.76	1,000,012.45			201,810,022.00	1,000,012.45	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
108	15-Apr-12	388,201,540.96	879,178.80			200,930,843.20	879,178.80	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
109	15-May-12	387,255,326.32	946,214.64			199,984,628.56	946,214.64	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
110	15-Jun-12	386,366,992.93	888,333.39			199,096,295.17	888,333.39	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
111	15-Jul-12	385,411,868.38	955,124.54			198,141,170.63	955,124.54	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
112	15-Aug-12	384,514,289.50	897,578.80			197,243,591.83	897,578.80	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
113	15-Sep-12	383,612,209.72	902,079.87			196,341,511.96	902,079.87	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
114	15-Oct-12	382,643,706.03	968,503.69			195,373,008.27	968,503.69	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
115	15-Nov-12	377,915,886.65	4,727,819.38			190,645,188.89	4,727,819.38	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
116	15-Dec-12	360,892,122.37	17,023,764.28			173,621,424.61	17,023,764.28	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
117	15-Jan-13	311,580,352.91	49,311,769.46			124,309,655.15	49,311,769.46	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
118	15-Feb-13	225,299,738.28	86,280,614.63			38,029,040.52	86,280,614.63	34,556,000.00	0.00	11,147,000.00	0	22,294,000.00	0
119	15-Mar-13	106,713,133.36	118,586,604.91			-	38,029,040.52	0	34,556,000.00	0	11,147,000.00	11,036,216.17	11,257,783.83
120	15-Apr-13	9,148,744.97	97,564,688.39									0	11,036,216.17
121	15-May-13	9,047,928.32	100,635.65										
122	15-Jun-13	8,948,159.66	99,768.66										
123	15-Jul-13	8,846,667.36	101,492.30										
124	15-Aug-13	8,745,911.30	100,756.10										
125	15-Sep-13	8,644,661.28	101,249.92										
126	15-Oct-13	8,541,719.68	102,941.60										
127	15-Nov-13	8,439,468.08	102,250.83										
128	15-Dec-13	8,336,447.40	103,021.46										
129	15-Jan-14	8,232,296.12	103,951.46										
130	15-Feb-14	8,128,518.68	103,787.54										
131	15-Mar-14	8,020,851.49	107,667.07										
132	15-Apr-14	7,916,046.86	104,804.63										
133	15-May-14	7,809,625.24	106,421.62										
134	15-Jun-14	7,703,785.20	105,840.04										
135	15-Jul-14	7,596,349.86	107,435.44										
136	15-Aug-14	7,489,464.22	106,885.64										
137	15-Sep-14	7,382,064.88	107,409.63										
138	15-Oct-14	7,273,092.59	108,972.06										
139	15-Nov-14	7,164,612.16	108,470.43										
140	15-Dec-14	7,054,601.44	110,010.72										
141	15-Jan-15	6,945,059.61	109,541.83										
142	15-Feb-15	6,834,981.20	110,078.81										
143	15-Mar-15	6,721,462.06	113,519.14										
144	15-Apr-15	6,610,286.67	111,175.39										
145	15-May-15	6,497,827.79	112,456.92										
146	15-Jun-15	6,385,364.83	112,272.83										
147	15-Jul-15	6,271,621.39	113,733.44										
148	15-Aug-15	6,158,240.24	113,381.16										
149	15-Sep-15	6,044,303.21	113,937.03										
150	15-Oct-15	5,928,040.56	116,262.65										
151	15-Nov-15	5,813,979.10	115,061.46										
152	15-Dec-15	5,697,415.61	116,463.49										
153	15-Jan-16	5,581,219.78	116,196.34										
154	15-Feb-16	5,464,452.19	116,766.64										
155	15-Mar-16	5,346,526.84	117,926.65										
156	15-Apr-16	5,227,602.99	117,922.65										
157	15-May-16	5,109,338.36	118,264.61										
158	15-Jun-16	4,990,252.48	119,085.89										
159	15-Jul-16	4,869,849.06	120,403.43										
160	15-Aug-16	4,748,588.59	120,260.46										

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8 ____

Series 24 ____

WBCMT 2003-C4

Period	Date	Group 1 Collateral Cashflows		A-1 Tranche Cashflows		A-2 Tranche Cashflows		B Tranche Cashflows		C Tranche Cashflows		D Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
161	15-Sep-16	4,627,738.39	120,850.20										
162	15-Oct-16	4,505,607.69	122,130.70										
163	15-Nov-16	4,383,566.73	122,041.96										
164	15-Dec-16	4,260,269.31	123,297.42										
165	15-Jan-17	4,137,023.00	123,246.32										
166	15-Feb-17	4,013,173.28	123,849.78										
167	15-Mar-17	[illegible]	126,287.43										
168	15-Apr-17	3,761,808.78	125,077.05										
169	15-May-17	3,635,540.07	126,268.71										
170	15-Jun-17	3,509,230.10	126,309.97										
171	15-Jul-17	3,381,754.38	127,475.72										
172	15-Aug-17	3,254,190.47	127,564.91										
173	15-Sep-17	[illegible]	128,180.85										
174	15-Oct-17	[illegible]	128,308.60										
175	15-Nov-17	[illegible]	129,445.71										
176	15-Dec-17	[illegible]	[illegible]										
177	15-Jan-18	[illegible]	130,749.17										
178	15-Feb-18	[illegible]	131,380.60										
179	15-Mar-18	[illegible]	[illegible]										
180	15-Apr-18	2,216,401.17	67,404.94										
181	15-May-18	2,148,274.16	68,127.01										
182	15-Jun-18	[illegible]	[illegible]										
183	15-Jul-18	[illegible]	68,799.64										
184	15-Aug-18	[illegible]	[illegible]										
185	15-Sep-18	1,873,437.17	69,146.04										
186	15-Oct-18	[illegible]	69,920.47										
187	15-Nov-18	1,733,751.62	69,866.03										
188	15-Dec-18	[illegible]	70,810.20										
189	15-Jan-19	[illegible]	70,571.28										
190	15-Feb-19	[illegible]	70,931.36										
191	15-Mar-19	[illegible]	72,063.35										
192	15-Apr-19	[illegible]	35,099.95										
193	15-May-19	[illegible]	[illegible]										
194	15-Jun-19	[illegible]	35,480.36										
195	15-Jul-19	[illegible]	35,904.99										
196	15-Aug-19	[illegible]	35,854.61										
197	15-Sep-19	[illegible]	36,057.97										
198	15-Oct-19	[illegible]	[illegible]										
199	15-Nov-19	1,162,807.04	36,446.66										
200	15-Dec-19	[illegible]	36,847.01										
201	15-Jan-20	[illegible]	36,843.31										
202	15-Feb-20	[illegible]	37,041.74										
203	15-Mar-20	[illegible]	37,607.06										
204	15-Apr-20	[illegible]	37,443.77										
205	15-May-20	[illegible]	37,818.31										
206	15-Jun-20	[illegible]	37,840.09										
207	15-Jul-20	[illegible]	38,209.47										
208	15-Aug-20	[illegible]	[illegible]										
209	15-Sep-20	[illegible]	[illegible]										
210	15-Oct-20	[illegible]	[illegible]										
211	15-Nov-20	[illegible]	[illegible]										
212	15-Dec-20	[illegible]	39,213.61										
213	15-Jan-21	[illegible]	39,301.54										
214	15-Feb-21	[illegible]	39,613.20										
215	15-Mar-21	550,874.32	40,034.28										

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8 ________

Series 24 ________

WBCMT 2003-C4

Period	Date	Group 1 Collateral Cashflows		A-1 Tranche Cashflows		A-2 Tranche Cashflows		B Tranche Cashflows		C Tranche Cashflows		D Tranche Cashflows	
		End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown	End of Period Balance	Period Principal Paydown
216	15-Apr-21	510,732.88	39,941.62										
217	15-May-21	470,487.08	40,245.80										
218	15-Jun-21	430,113.61	40,373.49										
219	15-Jul-21	389,447.82	40,665.78										
220	15-Aug-21	[illegible]	[illegible]										
221	15-Sep-21	[illegible]	[illegible]										
222	15-Oct-21	[illegible]	[illegible]										
223	15-Nov-21	[illegible]	[illegible]										
224	15-Dec-21	246,018.06	[illegible]										
225	15-Jan-22	227,968.50	[illegible]										
226	15-Feb-22	207,813.72	20,164.78										
227	15-Mar-22	187,441.54	20,372.18										
228	15-Apr-22	167,067.95	20,373.59										
229	15-May-22	146,555.28	20,512.68										
230	15-Jun-22	125,960.92	[illegible]										
231	15-Jul-22	105,233.44	20,727.47										
232	15-Aug-22	84,416.00	20,817.45										
233	15-Sep-22	63,486.16	20,929.84										
234	15-Oct-22	42,432.26	21,053.90										
235	15-Nov-22	21,278.73	21,153.52										
236	15-Dec-22		21,278.73										

NOMURA

This material is for your private information and neither Nomura Securities International, Inc. nor any other Underwriter (collectively, the "Underwriters") is soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The recipient further agrees that it is an "Accredited Investor" (as defined in Regulation D under the Securities Act of 1933) and/or a "Qualified Institutional Buyer" (as defined in Rule 144A under the Securities Act). The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering document for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriters and not acting as agents for the issuer in connection with the proposed transaction.

Series 8 ________

Series 24 ________